82-3300

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

04024800

RECEIVED
2004 MAY -4 P 12: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

April 29, 2004

Securities and Exchange Commis:
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 41	April 29, 2004	Forwarding Audited Results and recommenda-tion of dividend for the financial year 2003-04.
2	SEBI Circular dated December 31, 2002	April 29, 2004	Forwarding the Secretarial Audit Report (Capital Integrity Certificate) for the quarter ended 31st March, 2004 by Practicing Charatered Accountant,
3	Clause 15	April 29, 2004	Intimating the Closure of the Register of Members and Transfer Books for th purpose of payment of dividend for the financial year ended 31st March, 2004.
4		April 29, 2004	Intimating the date of the Annual General Meeting of the Company

Thanking you,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: a/a

o/c

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Annual Audited Results for the year ended 31st March, 2004 and declaration of dividend.**

In continuation of our letter dated April 22, 2004, we wish to inform you that at the Board Meeting held today, the Board has approved the Annual Audited Results for the financial year ended 31st March, 2004 **and has recommended a Dividend of Rs.5.25 per fully paid up Equity Share of Rs. 10/- each.** The Paid-up Equity share capital as on 31st March, 2004 is Rs. 1396.38 crores.

We enclose the Annual Audited Results for the year ended 31st March 2004 in the prescribed format along with the media release and would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: a/a

C.c: The Secretary
The Stock Exchange, Kolkata
National Stock Exchange
National Securities Depository Limited
Central Depository Services (India) Limited

Meeting of the Board of Directors of the
Company held on 29th April 2004

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

AUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2003	2004	2003	2004	2003
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	54,066	20,352	17,679	74,418	65,061
	Less: Inter Divisional Transfers	13,133	5,038	3,717	18,171	14,965
	Turnover	40,933	15,314	13,962	56,247	50,096
	Less: Excise Duty Recovered on Sales	3,239	1,206	1,207	4,445	4,198
	Net Turnover	37,694	14,108	12,755	51,802	45,898
2.	Other Income	661	477	326	1,138	1,001
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	530	75	(1,875)	605	(2,435)
	(b) Consumption of raw materials	25,248	9,474	10,860	34,722	34,278
	(c) Staff cost	497	169	207	666	652
	(d) Other expenditure	4,081	1,744	1,545	5,825	5,038
4.	Interest	1,086	349	334	1,435	1,555
5.	Depreciation	2,279	968	877	3,247	2,837
6.	Profit before extra-ordinary items	4,634	1,806	1,133	6,440	4,974
7.	Extra-ordinary Items	(107)	(32)	-	(139)	-
8.	Profit before tax	4,527	1,774	1,133	6,301	4,974
9.	Provision for Current Tax	256	95	47	351	246
10.	Provision for Deferred Tax	530	260	(15)	790	624
11.	**Net Profit**	**3,741**	**1,419**	**1,101**	**5,160**	**4,104**
12.	Add: Brought forward from last balance sheet				3,343	2,726
13.	Add: Investment Allowance (Utilised) Reserve Written back				77	-
14.	Add: Taxation Reserve Written Back				10	
15.	Less: Provision of tax for earlier years				(23)	-
16.	Amount available for appropriation				8,567	6,830
17.	Appropriations:					
	a) Equity Dividend				733	698
	b) Tax on Dividend				92	89
	c) Interim Dividend on Preference Shares				-	20
	d) Reserves					
	(i) Debenture Redemption Reserve				(850)	280
	(ii) Capital Redemption Reserve				-	400
	(iii) General Reserve				3,000	2000
18.	Balance carried forward to next year				5,592	3343
19.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,396	1,396	1,396	1,396	1,396
20.	Reserves excluding revaluation reserves (as per balance sheet)					26,243
21.	**Earnings per share (of Rs. 10)**					
	Basic	26.8	10.0	7.8	36.8	29.3
	Diluted	26.8	10.0	7.8	36.8	29.3
22.	Dividend proposed per Share				5.25	5.00
23.	Aggregate of non-promoter shareholding					
	- Number of Shares (lakh Shares)				7,447.20	7,468.09
	- Percentage of Shareholding				53.33	53.48

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 84 crores (US $ 19 million) for the year ended 31st March 2004 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the year.

3. During the year, Reliance Communications Inc. International (a Company incorporated in the United States of America), has become subsidiary of the Company.

4. On account of prudence, as originally recommended by Accounting Standard 26 on "Intangible Assets", issued by the Institute of Chartered Accountants of India, expenditure on employee separation scheme has been charged to the Profit and Loss Account. Hitherto it was being amortised over 60 months.

   Accordingly, Rs. 107 crores (US$ 24 million) expenditure incurred on employee separation schemes announced during the year and Rs. 32 crores (US$ 7 million) being the unamortised Miscellaneous Expenditure on employee separation of earlier years has been considered as extraordinary items.

5. There were no investors' complaints pending as on 1st January 2004. 4,535 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 31st March, 2004.

6. The above statement has been reviewed by the Audit Committee and placed before the Board at its meeting held on 29th April, 2004 and has been approved for its release.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Year Ended 31st March	
		2004	2003
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	74,642	65,073
	Less: Inter Divisional Transfers	18,171	14,965
	Turnover	56,471	50,108
	Less: Excise Duty Recovered on Sales	4,445	4,198
	Net Turnover	52,026	45,910
2.	Other Income	1,099	806
3.	Share in Income of Associates	58	80
4.	Total Expenditure		
	(a) (Increase)/decrease in stock in trade	605	(2,435)
	(b) Consumption of raw materials	34,923	34,278
	(c) Staff cost	668	652
	(d) Other expenditure	5,847	5,032
5.	Interest	1,440	1,559
6.	Depreciation	3,251	2,837
7.	Profit before extra-ordinary items	6,449	4,873
8.	Extra-ordinary Item	(139)	-
9.	Profit before tax	6,310	4,873
10.	Provision for Current Tax	351	246
11.	Provision for Deferred Tax	790	624
12	**Net Profit (Before adjustment for Minority Interest)**	5,169	4,003
13	Share of Loss transferred to Minority	-	-
14	**Net Profit (After adjustment for Minority Interest)**	5,169	4,003
15.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,396	1,396
16.	Earnings per share (of Rs. 10)		
	Basic	36.9	28.5
	Diluted	36.9	28.5

Notes on Consolidated Financial Results for the year ended 31st March 2004:

1. As per Accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the following Subsidiaries and Associates have been considered:

a) The subsidiary companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Ltd	India	100%
Reliance Power Ventures Ltd	India	100%
Reliance Ventures Ltd	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance LNG Limited	India	90%
Reliance Infocom BV	Netherlands	100%
Reliance Infocom Inc	USA	100%
Reliance Technologies LLC	USA	90%
Reliance Communications Inc	USA	100%
Reliance Communications (UK) Ltd	UK	100%
Reliance Communications International Inc.	USA	100%
Gas Transport and Infrastructure Company Ltd	India	100%

b) The significant associate companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Capital Limited	India	46.71%
Reliance Industrial Infrastructure Limited	India	47.23%
Reliance Communications Infrastructure Limited	India	45.00%
Reliance General Insurance Co Limited	India	25.00%
Reliance Life Insurance Co Limited	India	25.00%
Reliance Energy Limited (Formerly BSES Limited)	India	41.03%
Reliance Telecom Limited	India	26.00%
Reliance Europe Limited	UK	25.00%
Reliance Petroinvestments Limited	India	50.00%

2. This consolidated financial statement should be read in conjunction with the notes to the individual financial results for the year ended 31st March 2004.

AUDITED SEGMENT INFORMATION FOR THE QUARTER/ YEAR ENDED 31st MARCH 2004

Rs Crores

		Quarter Ended 31st March				Year Ended 31st March			
		2004		2003		2004		2003	
1.	**Segment Revenue**								
	- Petrochemicals	7,634		7,961		30,474		29,190	
	- Refining	12,017		9,099		41,606		34,409	
	- Others	925		631		2,562		1,474	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**20,576**		**17,691**		**74,642**		**65,073**	
	Less: Inter Segment / Intra Segment Transfers	**5,038**		**3,717**		**18,171**		**14,965**	
	Turnover	**15,538**		**13,974**		**56,471**		**50,108**	
	Less: Excise Duty Recovered on Sales	1,206		1,207		4,445		4,198	
	Net Turnover		**14,332**		**12,767**		**52,026**		**45,910**
2.	**Segment Results**								
	- Petrochemicals	**896**		**382**		**3,368**		**2,929**	
	- Refining	**1,089**		**765**		**3,500**		**2,344**	
	- Others	**207**		**199**		**589**		**598**	
	Total Segment Profit before Interest and Tax		**2,192**		**1,346**		**7,457**		**5,871**
	(i) Interest Expense		(353)		(338)		(1,439)		(1,559)
	(ii) Interest Income		201		8		684		520
	(iii) Other Unallocable Income Net of Expenditure		(227)		16		(253)		41
	Profit Before Tax and Extra-ordinary Items		**1,814**		**1,032**		**6,449**		**4,873**
	Extra-ordinary Items		**(31)**		**-**		**(139)**		**-**
	Profit Before Tax		**1,783**		**1,032**		**6,310**		**4,873**
	(i) Provision for Current Tax		(95)		(47)		(351)		(246)
	(ii) Provision for Deferred Tax		(260)		15		(790)		(624)
	Profit after Tax		**1,428**		**1,000**		**5,169**		**4,003**
3.	**Capital Employed**								
	- Petrochemicals		11,246		12,445		11,246		12,445
	- Refining		23,992		23,666		23,992		23,666
	- Others		15,510		8,188		15,510		8,188
	- Unallocated Corporate		8,761		8,657		8,761		8,657
	Total Capital Employed		**59,509**		**52,956**		**59,509**		**52,956**

Notes to Segment Information for the year ended 31st March 2004:

As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information" on consolidated basis including businesses conducted through its subsidiaries, as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

- Oil and Gas
- Textile
- Communication
- Power
- Finance and Risk management

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

April 29, 2004

9/C

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

Please refer to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith the Secretarial Audit Report from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 31st March, 2004, in compliance with the above circular issued by SEBI. This Report was placed before the Board of Directors of the Company at its meeting held on 29th April, 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: a/a

C.c: The Secretary
The Stock Exchange, Kolkata
National Stock Exchange

THE STOCK EXCHANGE
MUMBAI
... SECTION
CONTENTS NOT VERIFIED
DATE: 4/5

dayal and lohia
chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2004**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No : 022 - 30411069
8	Email address	investor_relations@ril.com

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

9 Names of the Stock Exchanges where the company's securities are listed

1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	139 63 77 536	100.000
12	Held in dematerialised form in CDSL	9 54 28 173	06.834
13	Held in dematerialised form in NSDL	119 79 98 655	85.793
14	Physical	10 29 50 708	07.373

15 Total No. of Shares (12+13+14) — 139 63 77 536

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	1 593	1 10 332	Delay in receipt of Physical DRF & Share Certificates from DP
	2 293	1 50 504	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**3 886**	**2 60 836**	
Pending for more than 21 days	136	9 425	Non - receipt of Physical DRF & Share Certificates from DP
Total	**136**	**9 425**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Surendra Pipara Tel No : 022 - 30411820 Fax No : 022 - 30411069
23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Dayal & Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No: 022 - 56372969 - 2970 Fax No: 022 - 56372949 Name & Regn. No. of the partner : Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work	if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

Note: The Company has voluntarily delisted its equity shares from The Delhi Stock Exchange Association Ltd, The Stock Exchange Ahmedabad and Madras Stock Exchange Ltd with effect from 11th February, 2004 , 8th March, 2004 and 12th March, 2004 respectively.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.:31626

Place: Mumbai
Date : 14/4/2004

O/C

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Closure of Register of Members and Transfer Books relating to Equity Shares.**

We wish to inform you that the Register of Members and Transfer Books of the Company will remain closed from Saturday, the 22nd May, 2004 to Saturday, the 29th May, 2004 (both days inclusive) for the purpose of payment of dividend on Equity Shares for financial year ended on 31st March, 2004.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

SURENDRA PIPARA
Jt. COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange, Kolkata
National Stock Exchange, Mumbai

National Securities Depository Limited
Central Depository Services (India) Limited

Reliance Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Annual General Meeting of the Company.**

This is to inform you that the 30th Annual General Meeting of the Company will be held on Thursday, the 24th June, 2004, at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED,**

SURENDRA PIPARA
Jt. COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange, Kolkata
National Stock Exchange, Mumbai

National Securities Depository Limited
Central Depository Services (India) Limited